EXHIBIT 12

NORTHWEST NATURAL GAS COMPANY

Statement Re: Ratio of Earnings to Fixed Charges

Thousands, except per share amounts

(Unaudited)

	Year Ended December 31,
	2007	2006	2005	2004	2003
Fixed Charges, as defined:
Interest on Long-Term Debt	$34,294	$34,651	$34,330	$33,776	$33,258
Other Interest	4,116	4,648	2,665	2,184	2,048
Amortization of Debt Discount and Expense	711	716	808	773	696
Interest Portion of Rentals	1,523	1,465	1,357	1,489	1,622

Total Fixed Charges, as defined	$40,644	$41,480	$39,160	$38,222	$37,624

Earnings, as defined:
Net Income	$74,497	$63,415	$58,149	$50,572	$45,983
Taxes on Income	44,060	36,234	32,720	26,531	23,340
Fixed Charges, as above	40,644	41,480	39,160	38,222	37,624

Total Earnings, as defined	$159,201	$141,129	$130,029	$115,325	$106,947

Ratio of Earnings to Fixed Charges	3.92	3.40	3.32	3.02	2.84